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                      SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

/ / Form 10-K   / / Form 20-F   / / Form 11-K   /X/ Form 10-Q   / / Form N-SAR

(Check One):

             For Period Ended: 3/31/96
                               ------------------
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:___________________________________

________________________________________________________________________________
 Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                 VERIFIED ANY INFORMATION CONTAINED HEREIN.
________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

    BIOSAFE INTERNATIONAL, INC.
________________________________________________________________________________
Full Name of Registrant


________________________________________________________________________________
Former Name if Applicable


10 FAWCETT STREET
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)


CAMBRIDGE, MA 02138
________________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

  /X/      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
           (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           (c)  The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

        As a result of management changes in the Company and ongoing restructuring which is expected to impact the first quarter 1996 financial results, the Company has requested further advice from its accountants regarding certain financial accounting issues. For these reasons, the Company is unable to meet its filing date for the Form 10Q for the quarter ended March 31, 1996 without unreasonable effort or expense. As such, the Company is requesting an extension on this Form 12b-25. The Company intends to file the Form 10Q within the period specified by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

                                              (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (11-91)
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        MICHAEL MAYS                    (617)                   497-4500
__________________________________   _______________       ___________________
            (Name)                     (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under Section 13 or
    14(d) of the Securities Exchange Act of 1934 or Section 30 of
    the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s)                                            /x/Yes  / /No
________________________________________________________________________________
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
    included in the subject report or portion thereof?            / /Yes  /X/No
________________________________________________________________________________

                            BIOSAFE INTERNATIONAL, INC.
                 ______________________________________________
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

          MAY 15, 1996                       /S/ MICHAEL MAYS
Date_______________________________       By_________________________________
                                             MICHAEL MAYS, CONTROLLER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
________________________________________________________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).
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